                                                                    Exhibit 11.1

                                     TRANSITION SYSTEMS, INC.
                             COMPUTATION OF PRO FORMA EARNINGS PER SHARE



For the three month period ended:                            December 31, 1996     December 30, 1995
                                                            ------------------    ------------------
     Net income .............................................      $ 1,779,000           $ 1,179,000
     Common stock outstanding ..........................            17,135,539            16,987,776
     Common stock equivalents ..........................             3,390,401             3,630,730
     Weighted average number of common shares...........
      and common equivalent shares outstanding .........            20,525,940            20,618,506
     Net income per share ..............................           $      0.09           $      0.06